Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

March 26, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.E.

Mail Stop 3233

Washington, D.C. 20549

Attention:	Ms. Kim McManus, Esq., Senior Attorney
Mr. Joshua Lobert, Esq., Staff Attorney
Mr. Isaac Esquivel, Staff Accountant
Ms. Kristi Marrone, Staff Accountant

Re:	GreenTree Hospitality Group Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed March 14, 2018
File No. 333-223261

Ladies and Gentlemen:

On behalf of our client, GreenTree Hospitality Group Ltd., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced registration statement on Form F-1 (the “Registration Statement”).

We enclose herewith ten (10) courtesy copies of Amendment No. 3, which has been marked to show changes to the Registration Statement filed with the Commission on March 14, 2018 (the “March 14 Filing”).

The Company has revised the March 14 Filing to reduce the number of Class A ordinary shares, represented by American depositary receipts, to be offered in its initial public offering, as well as make related updates to the disclosure.

The Company expects to price its initial public offering today, March 26, 2018 and, along with the underwriters, has submitted a request to the staff of the Commission pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933 to request that the effectiveness of the above-referenced registration statement (the “F-1 Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at, at, 4:00 P.M., Eastern Daylight Time today, March 26, 2018, or as soon as practicable thereafter.

We greatly appreciate the Staff’s cooperation with the Company to achieve this offering timetable.

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If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Howie Farn at +852-2514-7668 (work), +852-6710-2672 (mobile) or hfarn@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin

Chris K.H. Lin

Enclosures

cc:	Alex S. Xu, Chairman and Chief Executive Officer

Xin Yue Jasmine Geffner, Chief Financial Officer

GreenTree Hospitality Group Ltd.

Daniel Fertig

Howie Farn

Simpson Thacher & Bartlett

Allen C. Wang

Latham & Watkins LLP

Alfred Yin

Ernst & Young Hua Ming LLP

Shirley Wong

Ernst & Young LLP

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